October 21, 2024

Shing Tak Tam
Chief Executive Officer
Solowin Holdings
Room 1910-1912A, Tower 3, China Hong Kong City
33 Canton Road, Tsim Sha Tsui, Kowloon
Hong Kong

       Re: Solowin Holdings
           Registration Statement on Form F-3
           Filed October 8, 2024
           File No. 333-282552
Dear Shing Tak Tam:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
Cover Page

1. You appear to be offering these securities in reliance upon Instruction I.B.5 of Form
       F-3. Please revise your disclosure to state that you will be limited to offering no more than one third of your existing market capitalization during any 12 month period, so long as you are relying on that instruction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 October 21, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-
3419 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Kevin Sun